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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

                       TENDER OFFER STATEMENT PURSUANT TO
            SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                          UNIMED PHARMACEUTICALS, INC.
                           (NAME OF SUBJECT COMPANY)

                          UTAH ACQUISITION CORPORATION
                                    (BIDDER)

                     COMMON STOCK, PAR VALUE $.25 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  904801 10 7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               JEFFREY D. LINTON
               VICE PRESIDENT, LAW, GOVERNMENT AND PUBLIC AFFAIRS
                          SOLVAY PHARMACEUTICALS, INC.
                                901 SAWYER ROAD
                            MARIETTA, GEORGIA 30062
                                 (770) 578-9000

                                 WITH COPY TO:

                                 EARL D. WEINER
                              SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000
           (NAME, ADDRESS AND TELEPHONE NUMBERS OF PERSON AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                           CALCULATION OF FILING FEE

-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
                 TRANSACTION VALUATION*                                   AMOUNT OF FILING FEE*
-----------------------------------------------------------------------------------------------------------------
                      $122,168,605                                               $24,434
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

 * For the purpose of calculating the filing fee only. This calculation assumes the purchase of (i) 9,191,538 shares of Common Stock, par value $.25 per share, issued and outstanding as of June 16, 1999 according to the Subject Company, (ii) 1,657,644 options on the Common Stock issued and outstanding as of June 16, 1999 according to the Subject Company, with an average exercise price of $5.42 and (iii) 212,550 warrants on the Common Stock issued and outstanding as of June 16, 1999 according to the Subject Company, with an average exercise price of $7.47.

[ ] Check box if any part of the fees is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

    Amount previously paid: Not applicable       Filing party: Not applicable
    Form of registration number: Not applicable   Date filed: Not applicable

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

                                 SCHEDULE 14D-1

   CUSIP NO. 904801 10 7                                  PAGE 1 OF 7 PAGES

---------------------------------------------------------------------------

  1        NAME OF REPORTING PERSON
           SOLVAY S.A. S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE
           PERSON
---------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X]
           (b) [ ]
---------------------------------------------------------------------------
  3        SEC USE ONLY
---------------------------------------------------------------------------
  4        SOURCE OF FUNDS AF, WC
---------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(e) or 2(f) [ ]
---------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION Belgium
---------------------------------------------------------------------------
  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0
---------------------------------------------------------------------------
  8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES [ ]
---------------------------------------------------------------------------
  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7) 0%
---------------------------------------------------------------------------
  10       TYPE OF REPORTING PERSON CO
---------------------------------------------------------------------------

                                 SCHEDULE 14D-1

   CUSIP NO. 904801 10 7                                  PAGE 2 OF 7 PAGES

---------------------------------------------------------------------------

  1        NAME OF REPORTING PERSON
           SOLVAY AMERICA, INC. S.S. OR I.R.S. IDENTIFICATION NUMBER OF
           ABOVE PERSON
---------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X]
           (b) [ ]
---------------------------------------------------------------------------
  3        SEC USE ONLY
---------------------------------------------------------------------------
  4        SOURCE OF FUNDS AF, WC
---------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(e) or 2(f) [ ]
---------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
---------------------------------------------------------------------------
  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0
---------------------------------------------------------------------------
  8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES [ ]
---------------------------------------------------------------------------
  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7) 0%
---------------------------------------------------------------------------
  10       TYPE OF REPORTING PERSON CO
---------------------------------------------------------------------------

                                 SCHEDULE 14D-1

   CUSIP NO. 904801 10 7                                  PAGE 3 OF 7 PAGES

---------------------------------------------------------------------------

  1        NAME OF REPORTING PERSON
           SOLVAY PHARMACEUTICALS, INC. S.S. OR I.R.S. IDENTIFICATION
           NUMBER OF ABOVE PERSON
---------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X]
           (b) [ ]
---------------------------------------------------------------------------
  3        SEC USE ONLY
---------------------------------------------------------------------------
  4        SOURCE OF FUNDS AF, WC
---------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(e) or 2(f) [ ]
---------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION Georgia
---------------------------------------------------------------------------
  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0
---------------------------------------------------------------------------
  8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES [ ]
---------------------------------------------------------------------------
  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7) 0%
---------------------------------------------------------------------------
  10       TYPE OF REPORTING PERSON CO
---------------------------------------------------------------------------

                                 SCHEDULE 14D-1

   CUSIP NO. 904801 10 7                                  PAGE 4 OF 7 PAGES

---------------------------------------------------------------------------

  1        NAME OF REPORTING PERSON
           UTAH ACQUISITION CORPORATION S.S. OR I.R.S. IDENTIFICATION
           NUMBER OF ABOVE PERSON
---------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X]
           (b) [ ]
---------------------------------------------------------------------------
  3        SEC USE ONLY
---------------------------------------------------------------------------
  4        SOURCE OF FUNDS AF
---------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(e) or 2(f) [ ]
---------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
---------------------------------------------------------------------------
  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0
---------------------------------------------------------------------------
  8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES [ ]
---------------------------------------------------------------------------
  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7) 0%
---------------------------------------------------------------------------
  10       TYPE OF REPORTING PERSON CO
---------------------------------------------------------------------------

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Unimed Pharmaceuticals, Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is 2150 East Lake Cook Road, Buffalo Grove, Illinois 60089.

     (b) The class of securities to which this statement relates is the Common Stock, par value $.25 per share (the "Common Stock"), of the Company and the associated rights (the "Rights") issued pursuant to the Rights Agreement, dated as of June 16, 1997, as amended as of June 11, 1999, between the Company and Harris Trust and Savings Bank, as Rights Agent. The Common Stock and the Rights together are referred to herein as the "Shares". The information set forth in the Introduction and Section 1 of the Offer to Purchase annexed hereto as an exhibit (the "Offer to Purchase") is incorporated herein by reference.

     (c) The information set forth in Section 6 of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d); (g) The information set forth in Section 9 and Schedule A of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of Solvay S.A., a Belgian societe anonyme ("Parent"), Solvay America, Inc., a Delaware corporation which is a direct wholly owned subsidiary of Parent ("Solvay America"), Solvay Pharmaceuticals, Inc., a Georgia corporation which is a direct wholly owned subsidiary of Solvay America ("Purchaser"), and Utah Acquisition Corporation., a Delaware corporation which is a direct wholly owned subsidiary of Purchaser ("Merger Sub"), and the name, principal business and address of each corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule A to the Offer to Purchase and are incorporated herein by reference.

     (e); (f) During the last five years, none of Parent, Solvay America, Purchaser or Merger Sub, or, to the best of their knowledge, any of the directors or executive officers of Parent, Solvay America, Purchaser or the Merger Sub has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the Introduction and Sections 10 and 11 of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in Section 12 of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     The information set forth in the Introduction and Sections 7 and 11 of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the Introduction and Sections 9, 10 and 11 of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction and Sections 9, 10 and 11 of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in Section 16 of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 9 of the Offer to Purchase and the documents incorporated by reference therein are incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) Not applicable.

     (b)-(c) The information set forth in Section 15 of the Offer to Purchase is incorporated herein by reference.

     (d) Not applicable.

     (e) Not applicable.

     (f) Not applicable.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (1) Offer to Purchase, dated June 17, 1999.

     (2) Letter of Transmittal.

     (3) Letter to brokers, dealers, commercial banks, trust companies and nominees.

     (4) Letter to clients to be used by brokers, dealers, commercial banks, trust companies and nominees.

     (5)(a) Press Release, dated June 11, 1999.

     (5)(b) Press Release, dated June 17, 1999.

     (6) Form of newspaper advertisement, dated June 17, 1999.

     (7) Notice of Guaranteed Delivery.

     (8) IRS Guidelines to Substitute Form W-9.

     (9) Agreement and Plan of Merger, dated as of June 11, 1999, among the Company, Purchaser and Merger Sub.

     (10) Confidentiality Agreement, effective as of March 4, 1999, between Purchaser and the Company.

     (11) Amendment No. 1 to the Rights Agreement, dated as of June 11, 1999, between the Company and Harris Trust and Savings Bank, as Rights Agent.

     (12) Financial information contained in Parent's 1997 Annual Report.

     (13) Financial information contained in Parent's 1998 Annual Report.

     (14) Letter, dated June 8, 1999, from John N. Kapoor of the Company to David A. Dodd of Purchaser.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 1999

                                          SOLVAY S.A.

                                          By: /s/ JURGEN ERNST

                                            ------------------------------------
                                            Name: Jurgen Ernst
                                            Title:  Director
                                                Member of the Executive
                                                    Committee

                                          By: /s/ RENE DEGREVE

                                            ------------------------------------
                                            Name: Rene Degreve
                                            Title:  Director
                                                Member of the Executive
                                                    Committee

                                          SOLVAY AMERICA, INC.

                                          By: /s/ E.J. BUCKINGHAM III

                                            ------------------------------------
                                            Name: E.J. Buckingham III
                                            Title:  Vice President and General
                                                    Counsel

                                          SOLVAY PHARMACEUTICALS, INC.

                                          By: /s/ ROBERT A. SOLHEIM

                                            ------------------------------------
                                            Name: Robert A. Solheim
                                            Title:  Vice President, Finance &
                                                    Administration

                                          UTAH ACQUISITION CORPORATION

                                          By: /s/ JEFFREY D. LINTON

                                            ------------------------------------
                                            Name: Jeffrey D. Linton
                                            Title:  Vice President